                                                                   Exhibit 99.4

Internal Revenue Service                         Department of the Treasury
 Index Number:    0355.01-00          Washington, DC  20224
                  0367.40-01          954.02-00
                  0368.04-00          1248.06-00
                                      Person to Contact:

Thomas F. McDevitt                    Robert T. Hawkes
Vice President/CFO                    Telephone Number:
Morton International, Inc.            (202) 622-7530
100 North Riverside Plaza             Refer Reply to:
Chicago, IL  60606-1596               CC:DOM:CORP:4 PLR-253482-96
                                      Date:
                                      March 20, 1997

Distributing  =    Morton International, Inc.
                   an Indiana corporation
                   EIN:  36-3640053

FSub 1        =    Morton Service B.V.
                   a Netherlands corporation

FSub 2        =    Morton Manufacturing B.V.
                   a Netherlands corporation

FSub 3        =    Morton International B.V.
                   a Netherlands corporation

FSub 4        =    Morton International GmbH
                   a German corporation

Acquiring     =    Autoliv Aktiebolag
                   a Kingdom of Sweden corporation

Controlled    =    New Morton International, Inc.
                   an Indiana corporation
                   EIN:  36-4140798

New Parent    =    Autoliv, Inc.
                   a Delaware corporation
                   EIN:  51-0378542

New FSub      =    Safety GmbH
                   a proposed German corporation

Merger Sub    =    ASP Merger Sub, Inc.
                   a Delaware corporation
                   EIN:  51-0378544

Business A    =    manufacture and marketing of specialty
                   chemicals

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                                      -2-

Business B    =    manufacture and marketing of salt

Business C    =    manufacture and marketing of airbags and
                   other automotive safety products

Country X     =    the Netherlands

Country Y     =    Germany

Country Z     =    the Kingdom of Sweden

a             =    142,636,930
-

b             =    5,888,376
-

c             =    218.5 million
-

d             =    200 million
-

e             =    10 million
-

f             =    6.6
-

g             =    7.3 million
-

h             =    750 million
-

i             =    51.6 million
-

j             =    698.4 million
-

k             =    5,837,560
-

l             =    6
-

m             =    90
-

n             =    46.5
-

o             =    53.5
-

Date 1        =    October 31, 1996

Date 2        =    July 1, 1989

Date 3        =    June 30, 1996

Date 4        =    September 30, 1996

Date 5        =    June 1, 2020

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                                      -3-

Date 6        =    June 12, 1989

Date 7        =    October 26, 1995

Date 8        =    December 31, 1996

Date 9        =    July 1, 1996


Dear Mr. McDevitt:

         This letter responds to your December 4, 1996 request that we rule on certain federal income tax consequences of a proposed transaction. The information submitted is summarized below.

                                   SUMMARY OF FACTS

    Distributing has one class of common stock a shares of which were
                                               -
outstanding as of Date 1. Distributing's stock has been publicly traded in the United States since Date 2, and no Distributing shareholder owns five percent or more. As of Date 3, Distributing had b employee stock options
                                                 -
outstanding (the "Employee Options"). As of Date 4, Distributing had approximately c dollars of long-term debt, including d dollars of debentures
              -                                      -
due on Date 5. Under an agreement dated as of Date 6 (the "Rights Agreement"), Distributing distributed one stock purchase right (a "Right") for each outstanding share of its common stock. The Rights are attached to, and trade with, the common stock and are exercisable only upon the occurrence of certain triggering events. The Rights Agreement has been amended to provide that the proposed transaction described below is not a triggering event.

    On Date 7, Distributing's board of directors authorized the repurchase of up to e shares of its common stock, representing approximately f percent of
      -                                                        -
its outstanding stock, in the open market (the "Share Repurchase Program"). Distributing had repurchased approximately g shares under the Share
                                           -
Repurchase Program as of Date 8.

    Distributing conducts Business A, Business B, and Business C both directly and through entities in which it holds an interest. We have received financial information indicating that each business has had gross receipts and operating expenses representing the active conduct of a trade or business for each of the past five years.

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                                      -4-

    Distributing owns all the stock of FSub 1, a Country X corporation. FSub 1 owns all the stock of Country X corporations FSub 2 and FSub 3. FSub 2 conducts Business C, and FSub 3 conducts Business A, in Country X. Distributing owns all the stock of FSub 4, a Country Y corporation. FSub 4 conducts both Business A and Business C in Country Y. Each of FSub 1 and FSub 4 is a controlled foreign corporation ("CFC") under Section 957(a) of the Internal Revenue Code.

    Publicly traded and widely held Acquiring, a Country Z corporation, engages in Business C. Acquiring wishes to acquire Distributing's Business C operations (the "Acquisition") but has no interest in Distributing's Business A or Business B operations. To accommodate Acquiring, Distributing proposes to divest itself of its Business A and Business B assets by conveying them to its recently formed wholly owned subsidiary, Controlled, and distributing the stock of Controlled pro rata (the "Distribution"). For what are represented to be valid business purposes, Acquiring and Distributing propose to conduct their Business C operations under a recently formed holding corporation, New Parent, which will own (directly or indirectly) all the stock of Acquiring and Distributing.

                                 PROPOSED TRANSACTION

    Distributing and Acquiring propose the following series of transactions to accomplish the Distribution and Acquisition (collectively, the "Transaction"):

      (i) New Parent will commence an exchange offer of its stock for Acquiring common stock under Country Z law (the "Exchange Offer").

     (ii) Distributing will borrow h dollars from third party lenders (the
                                   -
"Loan"). The Loan will be consummated on the basis that neither New Parent, nor Acquiring, nor any person or entity other than Distributing will have, assume, or guaranty liability for repayment of the Loan.

    (iii) Distributing will loan approximately i dollars of the Loan
                                               -
proceeds to FSub 2 for use in repaying loans owed FSub 1 and FSub 3. FSub 1 will then distribute FSub 2 to Distributing in a transaction described in
Section  311(b) (the "Foreign Distribution").

     (iv) Distributing will form and contribute cash to New FSub, a Country Y corporation. New FSub will use the cash to purchase FSub 4's Business C assets for fair market value and will assume related liabilities.

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                                      -5-

      (v) Distributing will contribute to Controlled all of the Business A and Business B assets, including the stock of FSub 1 and FSub 4 and certain assets associated with corporate headquarters operations, as a capital contribution, and Controlled will assume related liabilities (the "Asset Contribution"). Distributing will also contribute to Controlled (i) the remainder of the Loan proceeds (approximately j dollars) (the "Loan Proceeds
                                              -
Contribution") and (ii) certain cash generated from the operations of Business C from Date 9 (the "Retained Earnings Contribution"). Together, the Asset Contribution, Loan Proceeds Contribution, and Retained Earnings Contribution are referred to as the "Contribution." Distributing represents that the Loan Proceeds Contribution will be made to (a) provide cash to (i) expand Business A and Business B through an active acquisition strategy, (ii) make capital investments in Business A and Business B, and (iii) permit Controlled to continue Distributing's Share Repurchase Program; and (b) allocate to Distributing an appropriate amount of indebtedness consistent with industry norms, cash flow projections, and market expectations. Distributing has provided evidence substantiating these purposes, including a detailed and reasoned letter from its investment banker and confirmation of the existence of definitive acquisition agreements. That evidence supports Distributing's contentions that (i) the Loan Proceeds Contribution is related to the reasonable needs of Business A and Business B and (ii) Distributing, Controlled, and New Parent will each be able to finance its current operations and capital requirements while receiving investment grade credit ratings that will be consistent with those of industry competitors.

     (vi) Controlled will be recapitalized so that the number of its outstanding shares equals the number of outstanding Distributing shares. Distributing then will distribute all of the outstanding Controlled stock pro rata in the Distribution. Employee Options held by current and former employees of Businesses A and B (approximately k as of Date 8) will be
                                               -
converted into options to purchase approximately l percent of Controlled's
                                                 -
stock. Controlled is expected to adopt a shareholder rights agreement similar to the Rights Agreement.

    (vii) On the day after the Distribution, New Parent's recently formed subsidiary, Merger Sub, will merge into Distributing under state law (the "Merger"). In the Merger, each Distributing shareholder will receive solely New Parent voting stock in exchange for his, her, or its Distributing stock, and Distributing will become New Parent's wholly owned subsidiary. Instead of issuing fractional shares, New Parent will provide funds for paying cash in lieu of such shares. Employee Options held by current and former employees of Business C will be converted into options to purchase New Parent stock.

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                                      -6-

   (viii) Provided that New Parent obtains less than all but more than m
                                                                       -
percent of Acquiring's common stock in the Exchange Offer, New Parent will initiate proceedings under Country Z law to acquire (directly or indirectly) the remaining Acquiring stock for cash.

    Following the Transaction, former Distributing shareholders will own approximately n percent, and former Acquiring shareholders will own
              -
approximately o percent, of New Parent's outstanding stock, assuming the
              -
Exchange Offer is fully subscribed. Also following the Transaction, controlled may repurchase some of its stock either through open market purchases or pursuant to a self-tender offer (the "Tender Offer"). Controlled's officers and directors will agree not to participate in any Tender Offer.

    For a period not to exceed one year following the Distribution, Controlled will make certain administrative services (the "Services") available to Distributing. Distributing will pay for the Services at rates based on a formula that includes all direct and indirect costs for the Services together with a surcharge. Controlled will lease part of a facility from Distributing under a two-year lease, with one two-year renewal option, at a rent and on other terms negotiated by the parties at arm's length (the "Lease"). For a period of eight months following the Distribution, Distributing may use certain trade names and trademarks (the "Transitional Rights"), which will thereafter belong exclusively to Controlled.

                                   REPRESENTATIONS

    Distributing has made the following representations concerning the
Transaction:

    (a) The indebtedness, if any, owed by Controlled to Distributing after the Distribution will not be stock or securities.

    (b) No part of the consideration distributed by Distributing will be received by a shareholder as a creditor, employee, or in any capacity other than that of a shareholder of Distributing.

    (c) The five years of financial information submitted on behalf of Distributing represents the corporation's present operations, and with regard to such corporation, there have been no substantial operational changes since the date of the last financial statements submitted.

    (d) Following the Transaction, and except for the Services, the Lease, and the Transitional Rights, Distributing and Controlled will each continue the active conduct of its business, independently and with its separate employees.

    (e) Except for the Services, the Lease, and the Transitional Rights, New Parent (through Distributing) will continue the active conduct of Business C conducted by Distributing after the Distribution as such business was conducted immediately before the Merger, independently and with Distributing's separate employees.

    (f) Following the Transaction, the gross assets of Business A and Business B conducted directly by Controlled, and not by Controlled subsidiaries, will together have a fair market value of at least five percent of the total fair market value of Controlled's gross assets, including the stock of subsidiaries.

    (g) Following the Transaction, the gross assets of Business C conducted directly by Distributing, and not by Distributing subsidiaries, will have a fair market value of at least five percent of the total fair market value of Distributing's gross assets, including the stock of subsidiaries.

    (h) The Distribution is carried out for the following corporate business purpose (among others): to facilitate the combining of Distributing's Business C with Acquiring's Business C under New Parent. The Distribution is motivated, in whole or substantial part, by this corporate business purpose.

    (i) No shareholder owns five percent or more of Distributing's stock. The management of Distributing, to its best knowledge, is not aware of any plan or intention on the part of any particular shareholder or security holder of Distributing to sell, exchange, transfer by gift, or otherwise dispose of any stock in, or securities of, any of Distributing, Controlled, or New Parent during or after the Transaction, except for (i) the planned exchange of Distributing stock for New Parent stock in the Merger and (ii) ordinary market trading.

    (j) There is no plan or intention by either Distributing or Controlled, directly or through any subsidiary corporation, to purchase any of its outstanding stock after the Transaction, other than through stock purchases meeting the requirements of Section 4.05(1)(b)(i), (ii), and (iv) of Rev. Proc. 96-30, 1996-1 C.B. 696, 705. Those stock purchases will be made either
(i) in the open market or (ii) through the Tender Offer. To the best of Distributing's knowledge, stock purchases will not be made in the Tender Offer from (i) Controlled's officers or directors or (ii) any shareholder owning one percent or more of Controlled's outstanding stock.

    (k) Except in the Merger, there is no plan or intention to liquidate either Distributing or Controlled, to merge either corporation with any other corporation, or to sell or otherwise dispose of the assets of either corporation during or after the Transaction, except in the ordinary course of business.

    (l) The total adjusted basis and the fair market value of the assets transferred to Controlled by Distributing each equals or exceeds the sum of the liabilities assumed by Controlled plus any liabilities to which the transferred assets are subject.

    (m) The liabilities assumed in the Contribution and the liabilities to which the transferred assets are subject were incurred in the ordinary course of business and are associated with the assets being transferred.

    (n) No investment credit determined under Section 46 has been (or will be) claimed for any property being transferred by Distributing to Controlled.

    (o) Except for intercompany indebtedness that is not stock or a security and that may arise at arm's length under certain intercompany agreements entered into in the Distribution and Merger, no intercorporate debt will exist between Distributing and its subsidiaries, on the one hand, and Controlled and its subsidiaries, on the other hand, at the time of, or after, the Distribution.

    (p) Immediately before the Distribution, items of income, gain, loss, deduction, and credit will be taken into account as required by the applicable intercompany transaction regulations (see Section 1.1502-13 and Section 1.1502-14 as in effect before the publication of T.D. 8597, 1995-2 C.B. 147, and as currently in effect; Section 1.1502-13 as published by T.D.
8597). Further, Distributing's excess loss account, if any, in the controlled stock will be included in income immediately before the Distribution (see Section 1.1502-19).

    (q) Payments made in all continuing transactions, if any, between Distributing and Controlled will be for fair market value based on terms and conditions arrived at by the parties bargaining at arm's length.

    (r) No two parties to the Contribution are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv).

    (s) To the best of Distributing's knowledge and belief, the Merger will qualify as a reorganization under Section 368(a)(1)(B).

    (t) The contribution by Distributing of its stock in CFCs, including without limitation the stock of FSub 1 and FSub 4, to Controlled is not an exchange described in Section 354.

    (u)  FSub 1 and FSub 4 are corporations under Section  7701(a)(3).

    (v) To the best of Distributing's knowledge, no person who is not a qualified U.S. person (under Section 1.367(e)-1T of the Income Tax Regulations) owns, directly or constructively (under Section
1.367(e)-1T(c)(2)), five percent or more of the Distributing stock.

    (w) As of the date of the Distribution, Distributing will not have been a United States real property holding corporation (under Section 897(c)(2)) at any time during the preceding five years, nor will Distributing or Controlled be a United States real property holding corporation (under
Section  897(c)(2)) following the Distribution,

                                       RULINGS

    Based solely on the information submitted and the representations set forth above, and provided the Merger qualifies as a reorganization described in Section 368(a)(1)(B), we rule as follows on the Transaction:

    (1) The Contribution followed by the Distribution will be a reorganization under Section 368(a)(1)(D). Distributing and Controlled will each be "a party to a reorganization" under Section 368(b).

    (2) No gain or loss will be recognized by Distributing on the Contribution (Sections 361(a) and 357(a)).

    (3) No gain or loss will be recognized by Controlled on the Contribution (Section 1032(a)).

    (4) The basis of each asset received by Controlled in the Asset Contribution will equal the basis of that asset in the hands of Distributing immediately before the transfer (Section 362(b)).

    (5) The holding period of each asset received by Controlled in the Asset Contribution will include the period during which Distributing held that asset (Section 1223(2)).

    (6) No gain or loss will be recognized by Distributing on the Distribution (Section 361(c)(1)).

    (7) No gain or loss will be recognized by (and no amount will otherwise be included in the income of) the shareholders of Distributing on receipt of the Controlled stock in the Distribution (Section 355(a)(1)).

    (8) The aggregate basis of Distributing and Controlled stock in the hands of each Distributing shareholder immediately after the Distribution will equal the aggregate basis of the Distributing stock held immediately before the Distribution, allocated between the Distributing stock and the Controlled stock in proportion to the fair market value of each in accordance with Section 1.358-2(a)(2) (Section 358(a)(1), (b)(2) and (c)).

    (9) The holding period of the Controlled stock received by each Distributing shareholder will include the holding period of the Distributing stock on which the Distribution is made, provided the Distributing stock is held as a capital asset on the date of the Distribution (Section 1223(1)).

    (10) As provided in Section 312(h), proper allocation of earnings and profits between Distributing and Controlled will be made under Section 1.312-10(a).

    (11) Provided Distributing (i) satisfies the requirements of Section 1.367(e)-1T(c)(2)(i) (which includes the reporting requirement of Section 1.367(e)-1T(c)(2)(iii)) and (ii) does not know or have reason to know that any shareholder of Distributing who is not a qualified U.S. person (under
Section 1.367(e)-1T(b)(1)(i)) is a "5-percent shareholder" (under Section 1.367(e)-1T(c)(2)(ii)), no gain will be recognized by Distributing under
Section  367(e)(1) on the Distribution.

    (12) The earnings and profits attributable to the stock of any CFC contributed by Distributing to Controlled, to the extent attributable to the stock of such corporation, under Section 1.1248-2 or Section 1.1248-3, whichever is applicable, that were accumulated in taxable years of such corporation beginning after December 31, 1962, during the period or periods such stock was held by Distributing while the corporation was a CFC shall be attributable to the stock in such corporation received by Controlled (Section 1.1248-1(a)(1)).

    (13) FSub 1 will recognize gain under Section 311(b) on the Foreign Distribution. Any gain recognized will be treated as foreign personal holding company income under Section 954(c) and includible in Distributing's income under Section 951.

                                       CAVEATS

    We express no opinion about the tax treatment of the Transaction under other provisions of the Code and regulations or the tax treatment of any conditions existing at the time of, or effects resulting from, the Transaction that are not specifically covered by the above rulings. In particular, we express no opinion regarding:

      (i) Qualification of the Merger as a reorganization under Section 368(a)(1)(B);

     (ii)  The transactions described in paragraphs (i), (ii), (iv), (vii), and
(viii) under the "Proposed Transaction" section of this letter;

    (iii) The Share Repurchase Program or any repurchases of Controlled stock through open market purchases or a Tender Offer;

     (iv) The conversion of Employee Options held by current and former employees of Business A, Business B, or Business C to options in Controlled or New Parent;

      (v) The Rights Agreement, or any similar arrangement adopted by Controlled; or

     (vi) The tax consequences of the Services, the Lease, or the Transitional Rights.

    The rulings in this letter are based on the provisions of Section 355 as currently in effect and are subject to change should Section 355 be retroactively amended.

    Final regulations pertaining to one or more of the issues addressed in this ruling letter have not yet been adopted. Therefore this ruling letter will be modified or revoked by adoption of final regulations to the extent the regulations are inconsistent with any conclusions stated herein. See
Section 12.04 of Rev. Proc. 97-1, 1997-1 I.R.B. 11, 43. However, when the criteria in Section 12.05 of Rev. Proc. 97-1 are satisfied, the revocation or modification of a ruling will not be applied retroactively except in rare or unusual circumstances.

    The rulings in this letter are based on the facts and representations submitted under penalties of perjury in support of the request for rulings. Verification of that information may be required as part of the audit process.

                                  PROCEDURAL MATTERS

    This letter has no effect on any earlier documents and is directed only to the taxpayer who requested it. Section 6110(j)(3) provides that it may not be used or cited as precedent.

    Each taxpayer involved in this transaction must attach a copy of this letter to the federal income tax return of the taxpayer for the taxable year in which the transaction is completed.

    Under a power of attorney on file in this office, we are forwarding a copy of this letter to each of your authorized representatives.

                                       Sincerely yours,

                                       Assistant Chief Counsel (Corporate)


                                       By /s/
                                          ------------------------------------
                                       Wayne T. Murray
                                       Senior Technical Reviewer
                                       Branch 4